Exhibit 99.1

GERDAU S.A. CNPJ/MF n.º 33.611.500/0001-19 NIRE: 33300032266 NOTICE TO THE MARKET Gerdau has completed the sale to Optimus Steel LLC of certain wire rod operations in the USA. The transaction included Gerdau’s mill in Beaumont, Texas, and downstream locations Beaumont Wire Products and Carrollton Wire Products, in addition to the Notice to the Market released in January 31, 2018. The Beaumont mill has a melt shop with annual capacity of approximately 700,000 tons, and is capable of producing both wire rod and coiled rebar. Gerdau maintains a strong presence in North America, with a sizeable network of efficient, productive mills that are well-positioned to serve customers in the long products market. Cautionary Statement Relevant to Forward-Looking Information This press release includes forward-looking statements regarding future events. These forward-looking statements are based on Gerdau’s current plans and expectations and involve some risks and uncertainties that could cause actual results and events to vary materially from the results and events anticipated or implied by such forward-looking statements. São Paulo, April 2, 2018. Harley Lorentz Scardoelli Executive Vice-President Investor Relations Officer